14040010

SEC Mail Processing Section

MAR 04 2014

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 65242

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OBEX Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1865 Palmer Avenue, Suite 208
(No. and Street)

Larchmont	NY	10538
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall Katzenstein — 914-833-1800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall Katzenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OBEX Securities LLC, as of December 31, ,20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

NIDIA GRACIANO
Notary Public, State of New York
No. 01GR6140222
Qualified in Bronx County
Commission Expires 3/11/14

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OBEX SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

OBEX SECURITIES LLC

CONTENTS

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To OBEX Securities LLC

We have audited the accompanying statement of financial condition of OBEX Securities LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OBEX Securities LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statement as a whole.

Rothstein Kass

Roseland, New Jersey
February 26, 2014

OBEX SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash and cash equivalents	$	513,762
Receivables from brokers and dealers, including clearing deposit of $10,000		66,897
Accounts receivable		13,122
Due from affiliate		22,000
Security deposit		280
	$	616,061
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	7,971
Total liabilities		7,971
Member's equity		608,090
	$	616,061

See accompanying notes to financial statement.

OBEX SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

OBEX Securities LLC (the "Company") is a registered Introducing Broker with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is also a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), the Municipal Securities Rulemaking Board ("MSRB"), BATS Y-Exchange, Inc. and BATS Z-Exchange, Inc.

The Company acts as an introducing broker and is engaged in brokerage related activities, and acting as agent for foreign and United States institutional customers. Commission and interest fee income is derived principally from futures contracts, commodity options, equity and debt securities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2014. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with maturities of three months or less when acquired.

Revenue Recognition

The Company records commission revenues on a settlement date basis, which does not vary materially from the trade date basis. Interest fee income is earned monthly for referring clients to a dealer for the purpose of financing stock. A fee is earned as defined in the agreement.

Placement income is recorded in accordance with the terms of the underlying agreement.

Security transactions and related revenues and expenses are recorded on a settlement date basis.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2013, the Company's net capital was approximately $572,000, which was approximately $472,000 in excess of its minimum requirement of $100,000.

3. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the brokers/dealers are pursuant to these clearance agreements and includes a clearing deposit of $10,000.

4. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

During the year ended December 31, 2013, approximately 49% of the Company's revenues were from two customers. Amounts due from these customers of approximately $65,000 as of December 31, 2013 are included in receivables from brokers/dealers and accounts receivable on the accompanying Statement of Financial Condition.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party transactions

OBEX Investments LLC ("OBEX Investments"), a company related through common ownership, provided the Company with office space and administrative services in 2013 under a management agreement which will expire on December 31, 2014. The Company paid approximately $113,000 to OBEX Investments for the year ended December 31, 2013, under this agreement. In addition, certain other expenses paid for by OBEX Investments that related to the Company were satisfied through distributions. OBEX Investments paid to the Company $10,000 management fee in accordance with the management fee agreement.

The Company has amounts due from an affiliate which represent advances made in the normal course of business. Approximately $22,000 is due from affiliate as of December 31, 2013 and due on demand.

7. Receivable from brokers/dealers

At December 31, 2013, the balance due from clearing firms consisted of commission receivables of approximately $69,000, which includes a clearing deposit of $10,000, held with the Company's clearing firm.

8. Subsequent events

Capital distributions of approximately $68,000 were made to member through February 26, 2014.

OBEX SECURITIES LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2013

Net capital, member's equity		$ 608,090
Less nonallowable assets		
Accounts receivable		13,122
Due from affiliate		22,000
Security deposit		280
		35,402
Net capital before haircuts		572,688
Haircuts		
Foreign currency		1,084
Net capital		$ 571,604
Aggregate indebtedness		$ 7,971
Minimum net capital required (under SEC Rule 15c3-1)		$ 100,000
Excess net capital ($571,604 - $100,000)		$ 471,604
Percentage of aggregate indebtedness to net capital	$ 7,971 / $ 571,604	
		1%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2013.